

05041264

AM 3-24-2005 *

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Beck & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Columbia Turnpike
(No. and Street)

Florham Park (City) New Jersey (State) 07932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Silverstein (973) 549-4005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SEC RECEIVED 2005 PROCESSING

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON
FINANCIAL

AM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AM 3/31/2005

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Larry A. Silverstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ryan Beck & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ellen E. Giammarino
My Commission Expires
120406

Notary Public

Signature

Executive Vice President, CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ryan Beck & Co., Inc. and Subsidiary

(An indirect wholly owned subsidiary of BankAtlantic Bancorp, Inc.)

Consolidated Statement of Financial Condition

December 31, 2004



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Ryan Beck & Co., Inc. and Subsidiary:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Ryan Beck & Co., Inc. and Subsidiary (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2005

Ryan Beck & Co., Inc. and Subsidiary
(An indirect wholly owned subsidiary of BankAtlantic Bancorp Inc.)
Consolidated Statement of Financial Condition
December 31, 2004

(in thousands, except share and per share amounts)

Assets	
Cash and cash equivalents	$ 3,173
Cash segregated under Federal and other regulations	222
Receivables	
Other	113
Accrued revenues	1,980
Securities owned, at estimated fair value	125,443
Notes receivable	22,934
Property and equipment, at cost, less accumulated depreciation	5,076
Due from Clearing Broker	16,619
Goodwill	454
Deferred income taxes	5,868
Other assets	6,774
Total assets	$ 188,656
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold, but not yet purchased, at estimated fair value	$ 39,462
Accrued employee compensation and benefits	52,346
Accounts payable and other accrued expenses	12,642
Total liabilities	104,450
Commitments and contingencies (Note 10)	
Stockholder's equity	
Common stock, par value $0.001 per share, authorized 25,000,000 shares; issued and outstanding $8,125,000	8
Additional paid-in capital	32,454
Retained earnings	51,744
Total stockholder's equity	84,206
Total liabilities and stockholder's equity	$ 188,656

The accompanying notes are an integral part of this financial statement.

1. Organization

Ryan Beck & Co., Inc. and its Subsidiary (the "Company" or "Ryan Beck") is a wholly owned subsidiary of RB Holdings, Inc., whose ultimate parent is BankAtlantic Bancorp, Inc. ("BankAtlantic"). All intercompany balances and transactions are eliminated in consolidation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc. ("NASD") and other securities exchanges. The Company is an investment banking firm engaged in the underwriting, distribution and trading of tax-exempt, equity and debt securities. The Company offers a full-service, general securities brokerage business with investment and insurance products for retail and institutional clients. The Company also provides investment and wealth management advisory services for its customers. As investment bankers, the Company provides capital-raising and advisory services, in addition to mergers and acquisitions transaction management. The Company operates the majority of its business on a fully-disclosed basis through a clearing broker, Pershing, a Bank of New York Securities Company.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are valued at their estimated fair value.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking management fees are recorded as earned, provided no contingency of payment exists. Sales concessions are recorded on trade date, and underwriting fees are recorded at the time the underwriting is completed.

Income Taxes

The Company is included in BankAtlantic's consolidated federal tax return. The Company files state and local income tax returns separate from BankAtlantic. Federal income taxes are calculated as if the Company filed on a separate tax return basis and the amount of current tax expense or benefit was either remitted to or received from BankAtlantic.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or

benefits are recognized in this financial statement for the changes in deferred tax liabilities or assets between years.

Depreciation
Depreciation is provided on an accelerated basis using estimated useful lives of three to ten years. Leasehold improvements are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days.

Goodwill
Goodwill represents the cost of acquired businesses in excess of fair market value of the related net identifiable assets at acquisition. The carrying value of the goodwill is periodically reviewed for impairment at the level of reporting units by the Company on an undiscounted cash flow basis to assess recoverability. If the estimated future cash flows (undiscounted and without interest) are projected to be less than the carrying value, an impairment write-down representing goodwill which exceeds the present value of the estimated expected future cash flows would be recorded.

Fair Value of Financial Instruments
Substantially all of the Company's financial assets and liabilities are carried at market or cost, which approximates fair value due to their short-term nature.

3. Notes Receivable

As part of Ryan Beck's acquisition of certain of the assets and assumption of certain of the liabilities of Gruntal & Co., LLC, in April 2002, Ryan Beck acquired all of the membership interests in The GMS Group, L.L.C. ("GMS"). Ryan Beck sold its entire membership interest in GMS to GMS Group Holdings Corp. ("Buyer") in August 2003 for $22.6 million. Ryan Beck received cash proceeds from the sale of $9.0 million and a $13.6 million secured promissory note issued by the Buyer with recourse to the management of GMS. The note is secured by the membership interest in GMS and contains covenants that require GMS to maintain certain capital and financial ratios. Total payments of principal during the year were $5.7 million, reducing the outstanding balance to $6.3 million.

4. Securities Owned and Securities Sold, Not Yet Purchased, at Estimated Fair Value

Securities owned and securities sold, not yet purchased, at estimated fair value at December 31, 2004 consisted of (in thousands):

	Securities Owned	Securities Sold, Not Yet Purchased
Certificates of Deposit	$ 927	$ 352
State and municipal obligations	10,824	269
Obligations of U.S. Government agencies	57,659	25,384
Equity securities	18,042	3,498
Mutual funds	27,898	-
Corporate debt	10,093	9,959
	$ 125,443	$ 39,462

5. Property and Equipment

Property and equipment, stated at cost, at December 31, 2004 consisted of (in thousands):

Office furniture and equipment	$ 10,604
Leasehold improvements	3,667
	14,271
Less accumulated depreciation and amortization	(9,195)
	$ 5,076

6. Income Taxes

The Company's cumulative net deferred tax asset consists of the following at December 31, 2004 (in thousands):

Forgivable loans	$ (1,478)
Legal reserve	774
Amortization of goodwill	273
Deferred compensation	6,401
Depreciation	210
Investments	(1,307)
Medical claims reserve	563
Deferred rent	638
State taxes	(486)
Other	279
Total net deferred tax asset	$ 5,867

There are no valuation allowances recorded against Federal and state deferred tax assets at December 31, 2004. Management believes it is more likely than not that all of the Federal and state deferred tax assets will be realized.

The Company operates under a tax sharing agreement and files a consolidated Federal income tax return with BankAtlantic.

7. Due from Clearing Broker

In the ordinary course of business, the Company borrows under an agreement with its Clearing Broker by pledging securities owned as collateral primarily to finance its trading inventories. As of December 31, 2004, the balance due from the Clearing Broker was $16.6 million. The clearing broker may rehypothecate all of the securities owned.

8. Employees Benefit Plans

Retirement Plans
The Company maintains a retirement plan for eligible employees, the 401(k) Savings Plan.

Employees may contribute to the 401(k) Savings Plan up to 25% of their eligible earnings, subject to certain limitations. In 2004, the Company matched 50% on the first 6% of contribution for salaried employees, as defined. In addition, the Company made a discretionary contribution of 2% of an employee's salary.

Ryan Beck & Co., Inc., Common Stock Option Plan
Effective March 29, 2002, Ryan Beck's board of directors adopted the Ryan, Beck & Co., LLC Common Unit Option Plan (the "Plan"). At September 30, 2002, the common unit options were converted into options to acquire 492,500 shares of Ryan Beck's common stock. In October 2003, the Plan was amended to increase the number of grants to not more than 510,000. In March 2004, Ryan Beck options were converted into options of RB Holdings, Inc. RB Holdings accounts for its stock based compensation plan under the recognition and measurement principles of Accounting Principles Board opinion No. 25. As all 2004 options were granted at fair value, no compensation charge was allocated to the Company. The fair value was determined based on an independent appraisal.

Ryan Beck & Co., Inc., Deferred Compensation Plans
The Company maintains a voluntary deferred compensation plan, the Ryan Beck & Co., Inc. Voluntary Deferred Compensation Plan, for certain employees whereby the employee can elect to defer a portion of his or her compensation for a minimum of three years or until retirement. These assets are fully vested. The Company also maintains the Ryan Beck & Co., Inc. Deferred Incentive Compensation Plan for certain employees whereby a portion of their compensation is deferred for a period of up to ten years. The obligations under the terms of these plans are not required to be funded. The obligations are secured general obligations to pay in the future the value of the deferred compensation, adjusted to reflect the performance of selected measurement options chosen by each participant. The deferred compensation under these plans totaled $29.2 million of which $17 million represents the vested obligation of such Plans and has been recorded in accrued employee compensation at December 31, 2004.

9. Regulatory Requirements

The Company, as a registered broker and dealer in securities is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Additionally, the Company, as a market maker, is subject to supplemental requirements of Rule 15c3-1(a)4, which provides for the computation of net capital to be based on

the number of and price of issues in which markets are made by the Company, not to exceed $1.0 million. The Company's regulatory net capital was $35.3 million, which was $34.3 million in excess of its required net capital of $1.0 million.

The Company operates the majority of its business under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 as a fully-disclosed introducing broker and, accordingly, customer accounts are carried on the books of the Clearing Broker. However, the Company safekeeps and redeems municipal bond coupons for the benefit of its customers. Accordingly, the Company is subject to the provisions of SEC 15c3-3 relating to possession or control and customer reserve requirements.

10. Commitments and Contingencies

Litigation

The Company is involved in various legal and regulatory actions, some of which involve claims for substantial amounts, arising in the normal course of its operations. Although Company believes it has meritorious defenses in all current legal action, the outcome of the various legal actions is uncertain. It is the opinion of management that the resolution of these matters will not have a material adverse effect on the financial position of the Company.

Leases

The Company leases office space in various locations under noncancelable operating leases. At December 31, 2004, the future minimum rental commitments were as follows (in thousands):

Years ending December 31	
2005	$ 9,228
2006	8,074
2007	6,973
2008	5,718
2009	5,277
Thereafter	17,956
	$ 53,226

Certain leases contain renewal options, or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases. The Company sublets portions of three of its regional offices. This amount is not reflected in the above schedule.

11. Fair Value of Financial Instruments

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions may expose the Company to off-balance-sheet risk, wherein the Clearing Broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no

maximum amount assignable to this right. At December 31, 2004, the Company has recorded liabilities of approximately $188,000 with regard to the right. The Company has the right to pursue collection or performance from the counter parties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the Clearing Broker.

12. Related-Party Transactions

At December 31, 2004 the Company had $16.7 million of notes receivable to certain employees, net of reserves. These notes receivable are forgivable loans and are amortized over a 3, 5 or 7 year period from the date of issuance.

13. Consolidated Subsidiaries

The assets of approximately $19,000 and liabilities of approximately $2,300,000 of the Subsidiary has been consolidated in this financial statement.